EXHIBIT 99.1

Standard Lithium Appoints Ralph Alexander to the Board of Directors

VANCOUVER, British Columbia, Oct. 13, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, is pleased to announce the appointment of Ralph Alexander as an independent member of its Board of Directors (the “Board”), effective immediately.

“We are pleased to welcome Ralph to the Board,” said Bob Cross, Independent Chairman of Standard Lithium.  “Ralph brings more than four decades of leadership across the global energy, chemicals, power and infrastructure sectors.  His extensive operating, investment and public company governance experience will add valuable perspective as Standard Lithium advances its portfolio of large-scale projects.”

“Ralph has a strong track record leading complex businesses through periods of growth and transformation,” said David Park, Chief Executive Officer and Director of Standard Lithium.  “His deep experience in strategy, capital allocation, scale-up and commercial operations will be highly relevant as we move our projects toward construction and production.”

Mr. Alexander served as Chief Executive Officer of Talen Energy Corporation, one of the largest power generation and infrastructure companies in North America, from 2016 to 2021, and subsequently served as its Chairman of the Board through 2023.  He was a Managing Director and Partner at Riverstone Holdings LLC, an energy and power-focused private equity firm, from 2007 to 2016.  Prior to that he served in various positions over nearly 25 years with BP plc (“BP”), one of the world’s largest oil and gas companies.  From 2004 until 2006, Mr. Alexander was Chief Executive Officer of Innovene, BP’s $20 billion olefins and derivatives subsidiary, and from 2001 to 2004, he was Chief Executive Officer of BP’s Gas, Power and Renewables and Solar segment and a member of the BP group executive committee.

Mr. Alexander currently serves as an independent director of NET Power Inc. (NYSE: NPWR) and as a director of SHINE Technologies.  He is also the Co-Founder and Executive Chairman of GridFree.AI, a private modular off-grid data center platform integrating power, cooling and compute.  Mr. Alexander previously served on the boards of several public companies, including Anglo American plc and Enviva Inc., among others.

Mr. Alexander holds an M.S. in Nuclear Engineering from the Polytechnic University (now the NYU School of Engineering) and an M.S. in Management Science from Stanford University.

In connection with the appointment of Mr. Alexander, the Company will grant to him 300,000 incentive stock options (the “Options”).  The Options will vest immediately and be exercisable for a period of sixty (60) months at a price equivalent to the US dollar closing price on the NYSE American on the date of grant.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated direct lithium extraction and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”.  Visit the Company’s website at www.standardlithium.com for more information.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

X: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “may”, “will” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to Mr. Alexander’s relevant experience and expected contributions to the Board, the Option grant, the Company’s advancement of its projects toward construction and production, the accuracy of mineral or resource exploration activity at the Company’s flagship projects, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.